Unico, Incorporated

8880 Rio San Diego Drive, 8th Floor

San Diego, CA  92108

Karl Hiller

Securities and Exchange Commission

Washington, D.C. 20549-7010

RE: Reply to SEC Comment Letter

File No. 000-30239

This letter is in response to each of the items that that you made comments on in your letter of December 23, 2008.  Our response is in reply to each numbered item without rewriting your original comment.

Form 10-K for the Fiscal Year Ended February 29, 2008

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 20

1.

We note your disclosure stating you believe that you will soon be able to generate revenues sufficient to cover your operating costs.  Please expand your disclosure to discuss your expected time frame for revenue generation and reasons supporting your belief.

Answer:  At the time we filed the 10K we had just about completed the flotation circuit of our mill and were about to start the testing stage.  We expected to produce concentrate for sale in the first quarter of 2009 fiscal year.  We did not actually produce the concentrate until the 2nd quarter and then the market for concentrates had disappeared for small and medium producing mills.   We have produced a bulk lead and zinc concentrate that contains gold, silver and tellurium but have not been able to sell it.   As a result we have developed a process to extract the gold, silver and tellurium out of the concentrate ourselves.  We are presently setting up the system to accomplish this and hope to have it completed in April of 2009.  The gold and silver will be sold immediately and the lead and zinc will be stored until the base metal market prices increase and then will be shipped out in bulk.

2.

It does not appear that you have completed your assessment of internal control over financial reporting as of February 29, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If you have not completed your assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•

The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.secgov/rules/final/2007/33-8809.pdf;.

•

The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at: : http://www.secgov/rules/final/2007/33-8809.pdf

•

The ‘Sarbannes-Oxley Section 404- A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In Addition, please consider whether your failure to complete your report on internal control over financial reporting impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your report and revise your disclosure as appropriate.

Finally, please revise the certifications of your Principal Executive Officer and Principal Financial Officer to include reference to internal control over financial reporting in the introductory language of paragraph 4.  Refer to Item 601(b)(31) of Regulation S-K for guidance.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of the Exchange Act reports.  For r information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov.divisions.corpfin/guidance/regs-kinterp.htm.

Answer: We did complete the internal control assessment in the fiscal year ending 2008. The 10 K has been amended to reflect this.

Financial Statements

General

1.

Since you are a mineral exploration stage company with no proven or probable reserves and you report no revenues from operations, it appears that you will need to revise your financial statements to add inception to date financial information in accordance with paragraph 11 of SFAS 7.  Additionally, please label your financial statements as an exploration stage company.

Answer: We are not an exploration company.  The Deer Trail mine is an historical mine with identified ore bodies.  We have probable reserves as identified by Behre Dolbear on their independent report indicating mineable assets.  When Behre Dolbear did the work we did drill out an area for reserves but they did not finish the work in this regard and just called it mineable assets in their report.    We have large ore bodies, however, that have been identified by past mining activities one of which we are presently taking ore out of.   Plus, we actually have had revenues in the past.  The Company shipped 20 tons of concentrate to the Penoeles smelter in 2003.  It was determined after that shipment that the mill needed to be rebuilt and we have spent the last five years doing just that.  As a result we do not think that we should be classified as an exploratory company.

Report of Independent Registered Public Accounting Firm, page 37

2.

Please ask your auditors to provide a revised audit report that refers to the audit of the balance sheets as of both February 29, 2008 and February 28, 2007 in the introductory paragraph.  Additional, to the extent your auditors also audited the inception to date financial information, the report will need to reference audit of such information.

Answer: When we are able to pay our auditors we will have the auditors provide a revised audit report that refers to the balance sheets as of both February 29, 2008 and February 28, 2007 in the introductory paragraph.  Since we are not an exploratory mine reference to the inception to date financial information should not be necessary.  We anticipate that we will be able to pay them soon.  Hopefully in the next week.

Note 1 – Nature of Organization and Significant Accounting Principles, page 42

b. Accounting Method, page 42

3.

We note that your disclosure stating that you report your operations and those of your subsidiaries under the equity method of accounting, resulting in the consolidation of all assets and operations of wholly owned subsidiaries.  Please note that equity method and consolidation are two different accounting methods, with the former applicable to entities over which you exercise significant influence but do not control, and the latter applicable to entities that you control, such as your wholly owned subsidiaries.  Please revise your disclosure accordingly.  Make a similar revision to your disclosure in the last paragraph under subheading a. Organization and Business Activities.

Answer: The three subsidiaries of Unico, Incorporated are wholly owned subsidiaries and as such we have corrected the statement indicating that our financial statements are consolidated.

e. Fixed Assets, page 43

4.

Please expand your note to disclose your accounting policy for construction in progress to the extent it is material.

Additionally, please add a new subheading and disclose your accounting policy for costs associated with your mineral exploration activities and eventual development and production activities.

Answer: Assets listed as construction in progress is work undertaken, but not yet completed.  No depreciation is recorded for this asset.  Upon its completion it will be reclassified as equipment or building and be depreciated.

We will add a new subheading to disclose costs associated with exploration activities. Most of these costs will be expensed as part of ongoing mining operations.  Costs of major exploration efforts, however, that lead to establishment of reserves shall be classified as assets and shall be assessed for impairment on a yearly basis.

Note 3- Convertible Debentures, page 47

5.

We note that your statements of stockholders’ equity on page 40 show amounts recorded in additional paid –in capital (APIC) on a line item labeled as “Derivative portion of convertible debentures”. Please expand your disclosure to clarify what these amounts represent, how you calculated them, why you recorded them in APIC instead of liability if they are characterized as derivatives, and where you recorded the corresponding debits.  Provide the accounting literature that supports your accounting.

Answer:  The amount on this line is the result of the entry made when the debenture is converted.  When the debenture is issued the original entry is:

Credit - Derivative liability

Credit – Derivative loss

Debit – Discount on debt

As the debenture matures the derivative liability is decreased and a derivative gain is recorded.  At maturity the face amount of the debenture remains as a derivative liability.  Then at time of conversion the derivative liability is debited and the balance is credited to AIPC.  This item will be included on the line with all of the conversions and we will not list them as a separate line item.  The accounting method employed here was cleared with the commission at the time that the debentures were declared to be derivative instruments by the commission.

6.

Your disclosures on page 21 and on this page indicate multiple defaults on your convertible debentures as of February 29, 2008.  Tell us whether these defaults triggered cross default on any of your other debt arrangements.

Additionally, please clarify whether there were any modifications to your debentures or other debt agreements that occurred as a result of the assignment of your debentures to your related party Moore Investment Holdings that would trigger accounting analysis or recognition under SFAS 15, EITF 96-19 or EITF 06-6.

Answer:  Defaults on debentures did not trigger any other defaults.  We have accounts payable that are in default as well but they are in default because we did not have the money to pay them just as the debentures are in default because we did not have the money to pay them.

The assignment of the debentures to Moore Investment Holdings, LLC did not alter or change any of the original debt agreements as spelled out in the original debentures.

Form 10-Q for the Fiscal Quarter Ended August 31, 2008

Note 4 – Stockholders’ Equity, page 9

7.

Your disclosure indicates that you effected a 1–for-500 reverse stock split in June 2008.  Although you adjusted your issued and outstanding shares to post-reverse split figures, we note that your authorized shares remained at pre-reverse split levels of 5,000,000.  Please expand your disclosure to clarify why the reverse split did not affect your number of authorized shares.  Otherwise revise your disclosure to reflect the appropriate post-reverse split number of authorized shares.

Answer:  We did not change our authorized shares.  Shareholders voted in the affirmative on a reverse stock split to reduce the number of issued and outstanding shares of common stock while keeping the number of authorized shares of common stock at 5,000,000,000 shares which could be utilized for future fundraising, acquisition or mergers or to otherwise carry out the Company’s business objectives.

8.

To the extent your post-reverse stock split results in an insufficient number of authorized shares to satisfy the conversion rights of your convertible debentures at issuance, tell us how you consider this insufficiency of authorized shares in accounting for your convertible debentures and related embedded features under the provisions of EITF 00-19

Answer:  The reverse stock split did not result in an insufficient number of authorized shares to satisfy all conversion rights of convertible debenture holders.

Note 5 – Legal Matters, Page 10

9.

We note your disclosure indicating that you deny any liability and are defending the $20 million derivative lawsuit filed on August 14, 2008.  Please expand your disclosure to state the extent of any probable and estimable loss that you have accrued in your financial statements, or your range of reasonably possible loss related to this matter in accordance with paragraphs 8 to 10 of SFAS 5.

Answer:  The lawsuit is totally baseless. The suit is actually against the officers and chairman of the board, which have Directors and Officers insurance.  If there would be any loss, it would be picked up by the insurance company.   The insurance coverage does have a deductable so not all legal costs incurred will be covered by it. So legal expenses will be incurred and will be expensed in the period incurred.

Engineering Comments

General

10.

We note that your web site and some press releases refer to or use the terms “measured,” “indicated.” And “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated’” and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our form 10-K which may be secured from us, or from the SEC’s website at http://www.sec/gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Answer: This disclaimer will be added to our web site as well as any press release that uses this terminology.  We will add this disclaimer in the amended 10K before the description of the Deer Trail Mine.

Deer Trail Mining Company, LLC, page 5

11.

We note you commenced limited mining activities on the Deer Trail Mine and you are working full time on both mine development and production work.  The terms development and production have very specific meanings within the Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These words/terms reference the development stage when companies are in engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.  This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Answer:  The Deer Trail mine is an historical mine.  It has been mined economically over many years.  We have spent time in rehabilitating several areas of the mine and have been producing ore from large ore bodies that production had been halted previously because of the closure of mills and smelters in the Salt Lake area. At that time it was no longer economical to mine it, but with the completion of our new mill it now is.

12.

We also note you refer to ore body several times in your filing.  Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve.  Unless you have proven and /or probable reserves as, defined by Industry Guide 7, please remove this terminology from your filing.

Answer: The Deer Trail mine is an historical mine.  It has been mined economically over many years.  The last mining activity stopped in the face of a large body of ore.  The activity stopped because of a drop in prices and high cost of processing the ore since the milling activities were not on site.  Now we have not blocked it out as a reserve so we do not know if there are 100,000 tons of ore left or if there are 1,000,000 tons left, but it certainly is body of ore.

13.

We note your reference to production activities.  Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

Answer:  Production activities have been detailed in the tables associated with comment number 20.

14.

We note your reference to the initial phase of drilling and it is considered merely a starting point in generating data for pre-feasibility and feasibility studies.  Please discuss the phased nature of the exploration process prior to establishing proven and probable reserves, and the place in this process your current exploration activities occupy.  Please disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.  Please define the distinctions between a pre-feasibility and bankable feasibility study in your filing.

Answer:   The term pre-feasibility has been eliminated.  The initial drilling that was done indicated that more drilling was required to establish reserves but the Company determined that its limited reserves were best spent developing existing mine workings, the mill and purchase of the mining property itself.  Additional explorations is planned for the fiscal year 2010.  Early in the fiscal year 2010 the Company has determined to do a comprehensive channel sampling program throughout all three levels of the 3400 Area in planned concert with a partner in order to re-confirm the tenor and tonnage prior to establishing additional mine headings. This will be the next phase of exploration. Later in the fiscal year 2010 we plan to establish an indicated and/or measured reserve in the 8600 Area with underground or surface drilling.  This would include the area beyond the 1980 working face as well as the untested interval of the projected Toroweap ore body between the PTH Tunnel and the terminal levels of the Upper Mine.  Later in the fiscal year 2010 we also plan to test the potential in the Mississippian with a 6 to 10 hole program adjacent to known feeder structures in both the 3400 and 8600 Areas.  Based on the size of the existing ore bodies it is anticipated that the size of this area will be many multiples of that of the original combined Toroweap ore body in the Upper Mine and 8600 Area of the Lower Mine.  It could easily range from 2 to 10 million tons and be attended by grades equally or exceeding those of the 8600 Area ore body.

Deer Trail Lease, page 12

15.

Please insert a small-scale map showing the location and access to each material property, as required buy instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A North Arrow.

•

An Index map showing where the property is situated in relationship to the state or province, etc.m in which it is located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologis or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Answer:  See attached maps of the area and the claims.

SALT LAKE CITY
BASIN & RANGE
HIGH PLATEAUS
COLORADO PLATEAU
39°
Piocho-Marysvale Belt
112°
RICHFIELD
112°30'
0 5 10 15
Km.
70
Sevier
ANTELOPE RANGE
89
38°30'
15
Marysvale
TUSHAR MTNS.
Deer Trail Mine
Alunite Ridge
Deer Trail Mtn.

Deer Trail Lease, Page 14

1.

We note you reference the development of minable reserves.  Please note that it is the staff’s position mineral reserves for a mineral property may not be designated unless:

•

Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•

A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

•

The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly.  In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Answer:  Mineable reserves have been established by historical mining data and the professional reporting of Behre Dolbear.  We have just continued the operation of mining activities that have previously been very successful.  We have also obtained all of the necessary governmental permits to operate a mine and operate a mill.  All environmental documents have been filed with the appropriate authorities.

Deer Trail Mine Geological Information, page 14

1.

As the company does not have a “reserve,” it must be in the “exploration stage,” as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively.  Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production.  Please remove all references in the document that use the term “mining” or “mining operations,” or any term that can imply mineral production, such as operations.

Answer:  We are not an exploration stage Company.  We have the advantage of past exploration and mining activity.  We have a number of areas in the mine that have exposed ore bodies and we have historical exploration activities that have drilled and mapped out additional mining targets.  All of this is over 10 years old and so therefore not eligible to be used as recording it as a reserve but it has been completed and is what we are using to develop our mining plan around.

2.

On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

If there are current detailed plans to conduct exploration on the property, disclose this prominently.

•

Disclose how the exploration program will be funded.

•

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Answer:  GENERAL STATEMENT OF MINING AND MILLING OPERATIONS

Reserves - None of the Deer Trail Mines have ever had Measured or Indicated Ore Reserves as currently defined by the Security and Exchange Commission.  Rather all four companies conducting mining between the periods of 1878 and 1980 have been highly successful in simply “following the ore” or its projected trend (Table 1).  This method was undertaken at the Upper (Old) Mine from 1878 to 1942 and in the Lower (New) Mine from 1945 to 1980.  Production at the former was terminated by Presidential Order because of World War II while exploitation of the latter ceased due to the precipitous and prolonged.  In both cases there was no lack of prominent mineralization.  The advent of much higher metal prices, particularly with regard to silver and gold, now renders the deposits to be economically viable again.  However, the grade and tonnage of the extensions need to be documented with modern methods such as core drilling and re-sampling of the drifts.

TABLE 1 – SUMMARY OF MOST PRODUCTIVE PERIODS OF THE UPPER (OLD) AND LOWER (NEW) DEER TRAIL MINE, PIUTE COUNTY, UTAH

MINE	FROM	TO	TONNAGE	AU	AG	ZN	PB	CU
Upper Deer Trail Mine (8)	1918	1923	138,000	1.380 opt	11.49 opt	NA	3.26%	NA

3400 Area Lower Deer Trail Mine	1945	1962	12,226 of 25,600	0.171 opt	11.61 opt	7.45%	2.96%	0.52%

8600 Area Lower Deer Trail Mine (1)	1964	1980	100,000	0.100 opt	15.00 opt	12.00%	5.00%	0.60%

Methods for delineating the stratabound mineralization ahead of the respective working faces has historically primarily been limited to following visible mineralization in successive rounds of blasting and mucking.  However, this has been augmented by considerable longhole and up-hole percussion drilling.  Estimates for possible inferred reserves in the various areas of the Upper and Lower Mines have been previously shown in shown in Table 2.

TABLE 2 – ESTIMATED TONNAGE POTENTIAL OF UPPER AND LOWER DEER TRAIL MINES, PIUTE COUNTY, UTAH (Tonnage Estimates: Noranda Exploration 1981-1983; Grades: Upper Deer Trail Mine = Noranda and Consolidated Goldfields Channel Sampling; Bulk Mining of 3400 Area Lower Deer Trail Mine = 2004 Bulk Mining; 8600 Area Lower Deer Trail Mine = 66,000 of 100,000 Tons Historic Production 1964-1980

DEPOSIT	LENGTH	WIDTH	HEIGHT	TONS	AU	AG	CU	PB	ZN

UPPER DEER TRAIL MINE	3,300 ft	73 ft	20 ft	400,000	0.135 opt	3.18 opt	NA	NA	NA
					54,000 oz	1.3 M oz	NA	NA	NA

3400 AREA LOWER DEER TRAIL MINE (Bulk Mining)	4,300 ft	173 ft	8 ft	496,000	0.055 opt	8.4 opt	0.29%	1.58%	1.65%
					27,280 oz	4.2 M oz	2.9 M lb	15.7 M lb	16.4 M lb

8600 AREA LOWER DEER TRAIL MINE (partial prod)	6,300 ft	40 ft	20 ft	420,000	0.099 opt	10.80 opt	0.21%	7.47%	12.76%
					41,580 oz	4.5 M oz	1.8 M lb	62.8 M lb	107.2 M lb

TOTALS				1,316,000	0.12 M oz	10.0 M oz	4.7 M lb	78.5 M lb	123.6 M lb

Milling Facilities - In the late 1990’s, Unico, Inc. began re-conditioning the Lower Mine and in 2000 began constructing a 250 ton/day floatation mill at the old town site of Alunite to process ore from both the 3400 and 8600 Areas of it.  The facility was completed in 2007 and was active until mid-January 2009 when operations were temporarily suspended due to both large and small producers of precious metal-bearing base metals began having extreme difficulty with refineries and smelters buying their concentrates.

EXPLOITATION OF THE UPPER AND LOWER DEER TRAIL MINES

Upper Mine

Upper Mine Geological Justification - The Upper (Old) Deer Trail Mine is hosted by the Permian Toroweap Sandstone and lies about 800 feet above the Pennsylvanian Callville Limestone that hosts the Lower (New) Deer Trail Mine.  Intervening between these two mineralized formations is the Permian Queantoweap Sandstone which carries no known mineralization.  This supergene gold-bearing oxide deposit has been incompletely exploited by over 6,900 feet of workings contained in a 3,300 foot long X 300 feet wide and 30 feet thick.  The latter two dimensions average 30 to 50 feet wide and 15 to 30 feet high (Beaty et al, 1986).  The workings exploited a series of inter-connected iron and manganese oxide manto-type orebodies whose original continuity is locally disrupted by several east-northeasterly-trending internal faults with relatively small displacement.  The distribution of the mantos here appears to be related to the axis of a northwesterly-trending anticline that plunges at an angle slightly greater than the regional dip of about 20º to the northwest.

The Upper Deer Trail Mine’s primarily period of production was from its discovery in 1878 though 1927.   Subsequent lesser efforts extended through 1942.  Production records from 1878 to 1917 indicate that metals with a contemporaneous value of $150,000 were extracted from approximately 10,000 tons of ore (Butler, et al, p. 557; Beaty, et al, 1986). Later from 1918 to 1923, 138,000 tons of ore averaging 1.38 opt gold, 11.49 opt silver, and 3.26 percent lead was mined from the Upper (Old) Deer Trail Mine (Callaghan, 1973 and Table 1).  However, zinc and copper were not recovered (Beaty et al, 1986, p. 1933; Bennett, 2000).

Upper Mine Current Extraction Plan - Extreme high-grading of the deposit took place because of the mines relatively remote location and need maximize the value/ton of ore as well as to reduce transportation cost; the cut-off grade was reportedly 0.5 opt Au. Thus a considerable amount of material that was formerly considered waste but that is now economic at current 2008 prices remains in the workings as both un-mined wallrock and mineralized coarse back-fill (gob).  Noranda Exploration, Inc. sampled the Lower (Old) Deer Trail Mine during their program in 1981-1983 and obtained an average of 0.135 opt Au and 3.18 opt Ag (Noranda Exploration, Inc Internal Memorandum, 1981).  They estimated that there was potential for over 400,000 tons of material with the preceding grade (Noranda Exploration, Inc Internal Memorandum, 1981).  The same underground workings were also the subject of Goldfields Mining Company’s attention in 1988.  The latter collected over 83 samples that averaged 0.116 opt Au and 2.55 opt Ag (Gold Fields Mining Corporation Internal Memorandum, 1988).   The grade and tonnage of this material as well as the mineralized coarse back-fill (gob) need to be re-confirmed through channel sampling.  Drilling may also be warranted.  Subsequently, at least the back-fill can be cheaply and readily removed and processed via an acid leach circuit that is to be added to the current flotation mill.  The acid leach circuit is currently in the permitting stages and should be in operation before the end of 2009.

Lower Deer Trail Mine

Lower Mine Geological Justification - Extensive mining of laterally extensive silver and gold-bearing zinc-lead-cupper-rich sulphide beds (mantos) has been conducted within two separate areas of the Lower (New) Deer Trail Mine over the past 63 years (1945-2008).  However, the main period of activity took place over an interval of 36 years from 1945 to 1971 and from 1976 to 1980.  The sulphide mineralization from both mantos has or will be processed by the on-site Deer Trail Mill.

1.

3400 Area Geological Justification – The 3400 Area of Lower (New) Deer Trail Mine is hosted in the Pennsylvanian Callville Limestone and is comprised of approximately 5,000 feet of development workings.  The mineralization has been developed on the same mineralized bed (manto) on each of the three levels that are 100 vertical feet apart.  However, core drilling in 2005 by the Deer Trail Mining Company indicates that it is but one of a series of over 30 stacked thin mantos that occur over a vertical interval of approximately 600 feet (Fig. 4 and 4a, 4b, & 4c).  These mantos are comprised by single or multiple mineralized layers that are generally 0.3 to 1.6 feet thick within 1.0 to 6.0 foot thick beds (Beaty, Rohtert, and McGrane, 1982; Beaty and Stegen, 1983; Beaty, et al, 1986).  The known mineralized bodies here are up to 250 feet wide, 4,200 feet long, and open down-dip (Beaty, Rohtert, and McGrane, 1982).  Later work by Behre Dolbear (2007) documents that composite mantos commonly occur over intervals of 2.0 to 10.0 feet that locally range up to potentially mineable intervals of 30 feet.  These extend over 1,300 feet from at least the 3100 Area to the 4400 Area of the mine.

The 3400 Area contains the oldest stopes of the Lower Mine.  It was mined on three levels primarily between 1945 and 1962 and briefly in 1981.  Production statistics providing insight into its overall grade only exist for about half of the estimated 25,600 tons mined (Table 3).  Weight-averaged calculations performed in August 2008 by the Deer Trail Mining Company using Concentrator Return Settlement Sheets document that approximately 48% (12,226 tons) of the estimated 25,600 tons apparently selectively mined during six separate years between 1945 to 1981 averaged 0.171 opt Au, 11.61 opt Ag, 7.45 percent Zn, 2.96 percent Pb, and 0.52 percent Cu.  More recently bulk mining by the Deer Trail Mining Company undertaken from 2002 to 2004 yielded 2,000 tons averaging 0.055 opt gold, 8.40 opt silver, 1.65 percent zinc, 1.58 percent lead, 0.289 percent copper.

TABLE 3 – KNOWN 3400 AREA PRODUCTION, LOWER (NEW) DEER TRAIL MINE, PIUTE COUNTY, UTAH (DOCUMENTED BY DEER TRAIL MINING COMPANY, 2008).

YEAR	TONNAGE	AU	AG	CU	PB	ZN	ZN/PB

1945	5,000 tons	0.190 opt	15.17 opt	0.76%	2.84%	6.26%	2.2/1

1946-1959	NA	NA	NA	NA	NA	NA	NA

1960	370 tons	0.170 opt	10.46 opt	1.19%	2.03%	9.01%	4.4/1

1961	2,199 tons	0.190 opt	7.42 opt	0.29%	2.78%	10.86%	3.9/1

1962	1,209 tons	0.060 opt	7.50 opt	0.22%	4.04%	4.71%	1.2/1

1963-1980	No Prod	8600	Area	Only	Mined

1981	3,048 tons	0.190 opt	11.08 opt	0.36%	3.18%	8.78%	2.8/1

1982-2001	No Prod	Extended	Period of	Depressed	Metal	Prices

2002	500 tons	Not in total	or wgt avgs

2003	500 tons	Not in total	or wgt avgs

2004	500 tons	0.055 opt	8.40 opt	0.29%	1.58%	1.65%	1.0/1

2005-2007	No Prod

2008	500 tons	Not in total	or wgt avgs

Wgt Avg	12,326 tons	0.171 opt	11.61 opt	0.52%	2.96%	7.45%	2.6/1

3400 Area Current Extraction Plan - A comprehensive channel sampling program throughout all three levels of the 3400 Area is planned in concert with a partner in order to re-confirm the tenor and tonnage prior to establishing additional mine headings.

2.

8600 Area Geological Justification –The 8600 Area is the more newly developed portion of the Lower (New) Deer Trail Mine and was exploited from 1964 and 1980.  It constitutes the down-faulted northwesterly extension of the Upper (Old) Deer Trail Mine Au-Ag-Zn-Pb-Cu blanket-type (manto) orebody; both mines are hosted by the Permian Toroweap Sandstone.  The 8600 Area segment is +2,300 foot long X 20 to 100 foot wide X 10 to 40 foot thick segment of the deposit and is comprised by unoxidized zinc, lead, and silver sulphides whereas the 3,300 foot long portion in the Upper (Old) Deer Trail Mine the former minerals have been completely converted to iron, manganese, zinc, and lead oxides.  The 8600 Area sulphide portion of the orebody is comprised by a group of closely related mantos that flank a northwesterly-trending, steeply dipping limonitized vein known as the Red Fissure. Individual mantos are strata-bound and are as much as 10 feet thick; ore minerals are massive in nature. The ore is typically thickest at its intersection with the near-vertical structure.  The largest individual Toroweap-hosted manto observed to date in the 8600 Area is more than 600 feet long, 60 feet wide, and 10 feet thick (Beaty, et al 1986; Deer Trail Mining Company Mine Maps, 2008).  The latter two dimensions constitute the working face when mining operations ceased by the end of 1980 due to poor economic conditions (personal communication, Dr. Richard Kennedy, 2006).

A total of 100,000 tons of un-oxidized sulphide ore was produced from the 8600 Area from 1964 to 1980 (Table 1); it averaged and 0.100 opt gold, 15.00 opt silver, 12.0 percent zinc, 5.0 percent lead, and 0.6 percent copper (Beaty et al, 1986, p. 1933; Bennett, 2000).  Behre Dolbear’s (2007) independent compilation on the tonnage and grades produced during the same period largely corroborates the previously reported figures. Their work yielded 66,800 tons averaging 0.099 opt Au, 10.80 opt Ag, 12.76 percent Zn, 7.74 percent Pb, and 0.21 percent Cu; details for individual years are listed in Table 4.

TABLE 4 - KNOWN 8600 AREA PRODUCTION, LOWER (NEW) DEER TRAIL MINE - 1964 to 1980 (INDEPENDENTLY DOCUMENTED BY BEHRE DOLBEHR, 2007a).

YEAR	TONNAGE	GOLD	SILVER	COPPER	LEAD	ZINC	ZN/PB

1963	NA	NA	NA	NA	NA	NA

1964	15,119 tons	0.170 opt	5.74 opt	0.04%	5.74%	10.00%	1.7/1

1965	NA	NA	NA	NA	NA	NA

1966	NA	NA	NA	NA	NA	NA

1967	8,876 tons	0.150 opt	11.13 opt	0.15%	7.40%	14.20%	1.9/1

1968	NA	NA	NA	NA	NA	NA

1969 & 1970	31,798 tons	0.075 opt	15.23 opt	0.38%	9.27%	15.86%	1.7/1

1971-1976	No Prod	Midvale	Mill	Closed

1976	Unknown	0.050 opt	9.30 opt	0.22	9.30%	10.40%	1.1/1
1976	~100 tons	0.051 opt	15.50 opt	NA	14.50%	26.60%	1.8/1

1977	NA	NA	NA	NA	NA	NA
1977 (4 days)	224.4	0.040 opt	8.69 opt	0.15%	9.58%	1.56%	0.16/1

1978	NA	NA	NA	NA	NA	NA

1979	6,199	0.026 opt	4.50 opt	0.12%	4.90%	7.20%	1.5/1

1980	4,487	0.032 opt	4.60 opt	0.15%	4.10%	5.30%	1.3/1

1981	NA	NA	NA	NA	NA	NA

1982-2001	No Prod	Extended	Period of	Depressed	Prices	Metal

2002-2007	No Prod

Wgt Avg	66,803 tons	0.099 opt	10.80 opt	0.21%	7.47%	12.76%	1.7/1

8600 Area Current Extraction Plan – Re-development of the 8600 Area is currently being sought via acquisition of a joint venture partner.  Once funds are available, the grade and tonnage lying ahead of the 1980 working face ahead will be documented.  Subsequently, minimal rehabilitation of the workings will be implemented and a critical new escape-way (raise) mandated by MSHA regulations will be undertaken, and mining resumed.

Mill Tailings at Upper (Old) Deer Trail Mine - An estimated 80,300 to 132,540 tons of oxidized mill tailings are present at the site of the Upper (Old) Deer Trail Mine Millsite; grades average from 0.031 to 0.04 opt Au and 2.62 to 8.0 opt Ag (Unico, Inc. Internal Data, 2004; Behre Dolbear, 2007).  Behre Dolbear’s (2007) evaluation of the same historical data from 1990 and 1993 systematic sampling programs of the same material are summarized in the Table 5.

TABLE 5 - SUMMARY OF TONNAGES, GRADES, AND CONTAINED OUNCES OF PRECIOUS METALS OF 2007 EVALUATION AS COMPARED TO PREVIOUSLY REPORTED QUANTITIES - UPPER (OLD) DEER TRAIL MINE TAILINGS, PIUTE COUNTY, UTAH (BEHRE DOLBEAR, 2007b) (Behre Dolbear’s estimates for contained ounces of gold and silver were obtained by summing gridded values, not by multiplication of ounces and tons)

SOURCE	SHORT TONS	AVG GOLD OPT	AVG SILVER OPT	CONTAINED GOLD OUNCES	CONTAINED SILVER OUNCES
BD 2007 - Energy Fuels 1990 Lower (Natural Neighbor Est.)	80,300	0.031 opt	2.62 opt	2,500 oz	218,300 oz

BD 2007 - Energy Fuels 1990 Higher (Min. Curvature Est.)	102,500	0.031 opt	2.70 opt	3,100 oz	294,000 oz

BD 2007 - Ecology Mining 1993 Lower (Natural Neighbor Est.)	82,400	NA	NA	NA	NA

BD 2007 - Ecology Mining 1993 Higher – (Min. Curve Est)	103,400	NA	NA	NA	NA

1990 Energy Fuels Internal Est. (Pratt to Andrus Memo)	132,540	0.031 opt	2.66 opt	NA	NA

2004 Wayne Ash Compilation	105,000	0.031 opt	2.85 opt	NA	NA

2002 Unico, Inc Compilation	123,000	0.040 opt	8.00 opt	NA	NA

Mill Tailings Current Extraction Plans – The grade and tonnage of the tailings and dumps present at the Upper Mine site will be re-confirmed by grid auger drilling.  All economically prospective mill tailings and dumps existing on the property, as well as possibly from other nearby mines, will be re-processed and the precious metals contained within them recovered.  This will be accomplished when installation of the an acid leach circuit at the Deer Trail Mill has been completed and is operational.

EXPLORATION TIME TABLE AND BUDGET

Additional exploration has been planned but no time or budget has been established to complete this work.

PHASED PROGRAM - PLAN FOR INCREMENTAL MINE DEVEOPMENT

The six-point plan listed below outlines our proposed plan of action.  The bases of the plan is that profits from the easily established acid leach recovery of precious metals from the Upper Mine’s tailings and possibly backfill can be utilized to finance exploration and development of the 3400 Area and ultimately the 8600 Area as well as other potential targets in successive stages. Details on the grade, tonnage, and planned processing of the oxidized material present at the Upper Mine can be found in the Deer Trail Mining Company’s Mining Engineer’s summary reports (Appendix II).

1.

Complete the acid leach circuit and begin processing the 100,000 tons of mill tailings averaging 0.031 opt Au and 2.85 opt Ag as well as 33,000 tons of low grade dumps averaging approximately 0.1 opt Au and 3.5 opt Ag associated with the Upper Deer Trail Mine (Table 5 and 6).  Re-confirmation of the grade and tonnages may be desirable in order to establish a bankable reserve.

2.

Systematically sample the 100,000 tons of backfill in the Upper Mine estimated to average approximately 0.1 opt Au and 3.5 opt Ag (Table 6) and if grade is confirmed, process same in mill’s cyanide circuit.  Historic production that comprised extreme high-graded material totaled 138,000 tons averaging 1.38 opt Au, 11.49 opt Ag, and 3.26% Pb.  Recovery of zinc and copper were not attempted.

3.

Systematically sample and, if warranted, drill the most prospective portions of the 3400 Area.  Re-commence mining if warranted and up-grade equipment as necessary with profits.  The bulk mining grade based on a 500 ton lot mined in 2004 is projected at 0.055 opt Au, 8.40 opt Ag, 1.65% Zn, 1.58% Pb, and 0.29% Cu.  The historic grade from approximately 25,000 tons that may have been selectively mined was 0.171 opt Au, 11.61 opt Ag, 7.45% Zn, 2.96% Pb, and 0.52% Cu (Table 1 and 2).

4.

Establish at indicated and/or measured reserves in the 8600 Area with underground or surface drilling.  This would include the area beyond the 1980 working face as well as the untested interval of the projected Toroweap Orebody between the PTH Tunnel and the terminal levels of the Upper Mine.  Anticipated grade based on historic production of 100,000 tons is 0.100 opt Au, 15.00 opt Ag, 12.00% Zn, 5.00% Pb, and 0.60% Cu (Table 1 and 2).

5.

Rehabilitate the 8600 Area workings including rails, timbers, electrical system, ventilation system, hoist, etc.  Bore mandatory escape raise connecting the PTH Tunnel with the Upper Mine and re-commence mining in the 8600 Area.

6.

Test the potential in the Mississippian with a 6 to 10 hole program adjacent to known feeder structures in both the 3400 and 8600 Areas.  Anticipated size is many multiples of that of the original combined Toroweap orebody in the Upper Mine and 8600 Area of the Lower Mine.  It could easily range from 2 to 10 million tons and be attended by grades equally or exceeding those of the 8600 Area Orebody.

TABLE 6 - UPPER DUMP, TAILINGS AND UPPER MINE EVALUATION – WAYNE ASH, 26 FEBRUARY 2009

Au value = $1,000	Est	Au	Ag	Recovery		$ Rec	$ Rec	$ Rec	Mill	Profit	Total
Ag value = $15.00	tons	opt	opt	Au%	Ag%	Au	Ag	Tot	cost/t	per ton	Profit

Donkey Dump fines	3,000	0.150	6.0	90	50	135.00	45.00	180.00	48.51	131.49	$394,470
Donkey Dump coarse	6,000	0.040	3.5	90	30	36.00	15.75	51.75	48.51	3.24	$19,440
Stamp Sands	8,000	0.080	3.5	80	30	64.00	15.75	79.75	48.51	31.24	$249,920
Hi-grade pile N. of mill	15,000	0.100	3.5	90	30	90.00	15.75	105.75	48.51	57.24	$858,600
Coarse Pile on Creek	1,000	0.060	3.5	90	30	54.00	15.75	69.75	48.51	21.24	$21,240
Upper Mine	100,000	0.100	3.5	90	30	90.00	15.75	105.75	48.51	57.24
Old Tailings	100,000	0.031	2.85	90	30	27.90	12.83	40.73	23.83	16.90	$1,689,500
										TOTAL	$3,233,170
Note: the Upper Mine category does not include development and mining cost

DETAILED PLANS TO CONDUCT EXPLORATION

The time and budget have not been established for this program.

FUNDING FOR EXPLORATION PROGRAMS

Funding for most exploration and development programs will be generated through the following:

1.

Sale of Au-Ag-Zn-Pb-Cu Concentrate.

2.

Acquiring joint venture partners.

3.

Stock Equity.

4.

Private Stock Placements.

EXPLORATION PERSONNEL AND QUALIFICATIONS

The professional personnel at the Deer Trail Mine are well-qualified to conduct the exploration and re-development of the orebodies present in the Upper and Lower Deer Trail Mines.  They include the following:

Wayne Ash, President and Mining Engineer – Mr. Ash has 46 years of wide-ranging international experience as a Professional Mining Engineer, and Manager of Engineering and Geology, Manager of Operations for base and precious metal mines.  In his early years Mr. Ash worked as an underground and open pit miner including Shift Boss.  Countries in which he has conducted major projects as both an employee and consultant include Canada, United States, Indonesia, Mexico, Central America, and South America.   His work includes simultaneous planning for as many as eight mines, safety training, underground mine design and development, reserve calculation, mill design and construction, and major feasibility and processing studies.  Some companies with which he has been associated include Canadian Johns-Manville, Hudson Bay Mining and Smelting, Northair Mines, Adtec Mining Consultants, Candorado, and.  Mr. Ash holds respective Mining Technician and Mining Engineering degrees from the Haileybury School of Mines (Ontario) and Michigan Technological University.  In addition to serving as President of Unico, Inc. since 2002 he is also been a Director of Mosquito Consolidated Gold Mines.

Charles M. Madsen, General Manager – Mr. Madsen has over 10 years of managerial related to the following: hands-on mill design and construction experience, mining and mineral processing, supply and equipment procurement, expediting, and personnel scheduling.  He also has an intimate knowledge of the historical development and mining of the Upper and Lower Deer Trail Mines.  Mr. Madsen has primary responsibility for the Safety Program on the property and is an MSHA-certified trainer.

L. Alex Scarbrough, Jr., Chief Geologist – Mr. Scarbrough has 34 years experience as a hard minerals geologist and project manager.  Past projects include those located in 25 of the Lower 48 States, Alaska, and Ontario.  His primary background is in the generation and management of stratabound and stratiform base and precious metal deposits in carbonate, black shale, and metamorphic environments.  He has also worked extensively with various types of gold and Redbed-type copper deposits.   Mr. Scarbrough has held long-term positions of responsibility with some of the world's largest mining companies including BHP, Cominco, and Noranda.  He has also been employed by a host of other organizations including the following: Houston Oil & Minerals, Tenneco Minerals, Nicor Mineral Ventures, USMX, Savage Zinc, Colorado Geologic Survey, Behre Dolbear, and Inspiration Mining Corporation (Canada).  Mr. Scarbrough undertook both his undergraduate and graduate studies at what is now the University of Memphis from 1968-1975.

Dr. Edgar Blanco, Chief Metallurgist – Dr. Blanco will focus much of his attention on the mill and processing facility at the Deer Trail Mine. Included in his work at the facility will be development of the reagent schematic and mineral characteristics for the floatation circuit, and he will direct the implementation of adjustments that are necessary as testing phases at the facility are initiated. Prior to joining Deer Trail Mining Company, Mr. Blanco spent over a decade working in various positions with the Southern Peru Copper Corporation, including serving as supervisor of the chemical laboratory, concentrator, copper smelter bed minerals preparation and other departments of the corporation. Mr. Blanco has an extensive education and experience related to high temperature chemical processing and mineral processing and has supervised crews of 60 workers in three shifts. Mr. Blanco received his Bachelor of Science degree in Metallurgical Engineering from the Universidad Nacional Jorge Bas, in Peru, his Master of Science degree in Metallurgical Engineering from the University of San Agustin, Arequipa in Peru and is currently completing his Ph.D. in Metallurgical Engineering from the University of Utah. Mr. Blanco is a member of the Minerals, Metals and Materials Society and the Society of Mining Metallurgy and Exploration. He has published several articles on metals concentrate processing.

Dean Misantoni, Consulting Mine Geologist - Mr. Misantoni has extensive experience in underground metals mines in over twenty-five years as a geologist, consulting geologist, senior geologist and related positions. Most recently, Mr. Misantoni served as senior geologist for the Sweet Home Mine in Alma, Colorado. In this capacity, he provided underground surveying, geologic mapping and modeling in a complex, narrow vein environment. In previous positions, Mr. Misantoni conducted geologic mapping and drill target generation over 100 square kilometer concession; was responsible for layout and implementation of underground core drilling program and subsequent reserve calculations; supervised geologic mapping, core logging and reserve calculations in a low sulfidation, epithermal vein district; and was involved in all phases, feasibility through production, of an underground gold mine. Mr. Misantoni graduated with a B.S. in Geology from Southern Illinois University and an M.S. in Economic Geology from Colorado State University.

Dr. Richard Kennedy, Consulting Geologist – Dr. Kennedy has been a consultant to UNICO since 1992. He acquired his B.S. and M.S. in Geology from Brigham Young University in 1960 and a PhD from the University of Arizona in 1963, specializing in Economic Geology, Petrology, Mineralogy and Structural Geology. Dr. Kennedy has worked as a Geologist and Consultant for Minex, Phelps Dodge Corporation, Cominco American, Inc., amongst others, and from 1964-1975 he was President of Minerals Exploration and Mining Co. and served on the Board of Directors of Mineral Energy, Inc. and Petro-Nuclear, Ltd. In 1963, Dr. Kennedy earned a Teaching Certificate from the University of Utah and has been a Professor of Geology at Southern Utah State College since 1977. In 1984, Dr. Kennedy was honored by Southern Utah State College as an 'Outstanding Educator.' Dr. Kennedy has many research credits to his name in the field of Geology and has published four papers on the geology of Utah and the southwest United States. He is currently a member of the Geological Society of America. Before his arrangement with UNICO, Dr. Kennedy was a consultant for the Deer Trail Development Corporation from 1964-1975.

SUMMARY OF TABLES

TABLE 1 – SUMMARY OF MOST PRODUCTIVE PERIODS OF THE UPPER (OLD) AND LOWER (NEW) DEER TRAIL MINE, PIUTE COUNTY, UTAH

MINE	FROM	TO	TONNAGE	AU	AG	ZN	PB	CU
Upper Deer Trail Mine (8)	1918	1923	138,000	1.380 opt	11.49 opt	NA	3.26%	NA

3400 Area Lower Deer Trail Mine	1945	1962	12,226 of 25,600	0.171 opt	11.61 opt	7.45%	2.96%	0.52%

8600 Area Lower Deer Trail Mine (1)	1964	1980	100,000	0.100 opt	15.00 opt	12.00%	5.00%	0.60%

TABLE 2 – ESTIMATED TONNAGE POTENTIAL OF UPPER AND LOWER DEER TRAIL MINES, PIUTE COUNTY, UTAH (Tonnage Estimates: Noranda Exploration 1981-1983; Grades: Upper Deer Trail Mine = Noranda and Consolidated Goldfields Channel Sampling; Bulk Mining of 3400 Area Lower Deer Trail Mine = 2004 Bulk Mining; 8600 Area Lower Deer Trail Mine = 66,000 of 100,000 Tons Historic Production 1964-1980

DEPOSIT	LENGTH	WIDTH	HEIGHT	TONS	AU	AG	CU	PB	ZN

UPPER DEER TRAIL MINE	3,300 ft	73 ft	20 ft	400,000	0.135 opt	3.18 opt	NA	NA	NA
					54,000 oz	1.3 M oz	NA	NA	NA

3400 AREA LOWER DEER TRAIL MINE (Bulk Mining)	4,300 ft	173 ft	8 ft	496,000	0.055 opt	8.4 opt	0.29%	1.58%	1.65%
					27,280 oz	4.2 M oz	2.9 M lb	15.7 M lb	16.4 M lb

8600 AREA LOWER DEER TRAIL MINE (partial prod)	6,300 ft	40 ft	20 ft	420,000	0.099 opt	10.80 opt	0.21%	7.47%	12.76%
					41,580 oz	4.5 M oz	1.8 M lb	62.8 M lb	107.2 M lb

TOTALS				1,316,000	0.12 M oz	10.0 M oz	4.7 M lb	78.5 M lb	123.6 M lb

TABLE 3 – KNOWN 3400 AREA PRODUCTION, LOWER (NEW) DEER TRAIL MINE, PIUTE COUNTY, UTAH (DOCUMENTED BY DEER TRAIL MINING COMPANY, 2008).

YEAR	TONNAGE	AU	AG	CU	PB	ZN	ZN/PB

1945	5,000 tons	0.190 opt	15.17 opt	0.76%	2.84%	6.26%	2.2/1

1946-1959	NA	NA	NA	NA	NA	NA	NA

1960	370 tons	0.170 opt	10.46 opt	1.19%	2.03%	9.01%	4.4/1

1961	2,199 tons	0.190 opt	7.42 opt	0.29%	2.78%	10.86%	3.9/1

1962	1,209 tons	0.060 opt	7.50 opt	0.22%	4.04%	4.71%	1.2/1

1963-1980	No Prod	8600	Area	Only	Mined

1981	3,048 tons	0.190 opt	11.08 opt	0.36%	3.18%	8.78%	2.8/1

1982-2001	No Prod	Extended	Period of	Depressed	Metal	Prices

2002	500 tons	Not in total	or wgt avgs

2003	500 tons	Not in total	or wgt avgs

2004	500 tons	0.055 opt	8.40 opt	0.29%	1.58%	1.65%	1.0/1

2005-2007	No Prod

2008	500 tons	Not in total	or wgt avgs

Wgt Avg	12,326 tons	0.171 opt	11.61 opt	0.52%	2.96%	7.45%	2.6/1

TABLE 4 - KNOWN 8600 AREA PRODUCTION, LOWER (NEW) DEER TRAIL MINE - 1964 to 1980 (INDEPENDENTLY DOCUMENTED BY BEHRE DOLBEHR, 2007a).

YEAR	TONNAGE	GOLD	SILVER	COPPER	LEAD	ZINC	ZN/PB

1963	NA	NA	NA	NA	NA	NA

1964	15,119 tons	0.170 opt	5.74 opt	0.04%	5.74%	10.00%	1.7/1

1965	NA	NA	NA	NA	NA	NA

1966	NA	NA	NA	NA	NA	NA

1967	8,876 tons	0.150 opt	11.13 opt	0.15%	7.40%	14.20%	1.9/1

1968	NA	NA	NA	NA	NA	NA

1969 & 1970	31,798 tons	0.075 opt	15.23 opt	0.38%	9.27%	15.86%	1.7/1

1971-1976	No Prod	Midvale	Mill	Closed

1976	Unknown	0.050 opt	9.30 opt	0.22	9.30%	10.40%	1.1/1
1976	~100 tons	0.051 opt	15.50 opt	NA	14.50%	26.60%	1.8/1

1977	NA	NA	NA	NA	NA	NA
1977 (4 days)	224.4	0.040 opt	8.69 opt	0.15%	9.58%	1.56%	0.16/1

1978	NA	NA	NA	NA	NA	NA

1979	6,199	0.026 opt	4.50 opt	0.12%	4.90%	7.20%	1.5/1

1980	4,487	0.032 opt	4.60 opt	0.15%	4.10%	5.30%	1.3/1

1981	NA	NA	NA	NA	NA	NA

1982-2001	No Prod	Extended	Period of	Depressed	Prices	Metal

2002-2007	No Prod

Wgt Avg	66,803 tons	0.099 opt	10.80 opt	0.21%	7.47%	12.76%	1.7/1

TABLE 5 - SUMMARY OF TONNAGES, GRADES, AND CONTAINED OUNCES OF PRECIOUS METALS OF 2007 EVALUATION AS COMPARED TO PREVIOUSLY REPORTED QUANTITIES - UPPER (OLD) DEER TRAIL MINE TAILINGS, PIUTE COUNTY, UTAH (BEHRE DOLBEAR, 2007b) (Behre Dolbear’s estimates for contained ounces of gold and silver were obtained by summing gridded values, not by multiplication of ounces and tons)

SOURCE	SHORT TONS	AVG GOLD OPT	AVG SILVER OPT	CONTAINED GOLD OUNCES	CONTAINED SILVER OUNCES
BD 2007 - Energy Fuels 1990 Lower (Natural Neighbor Est.)	80,300	0.031 opt	2.62 opt	2,500 oz	218,300 oz

BD 2007 - Energy Fuels 1990 Higher (Min. Curvature Est.)	102,500	0.031 opt	2.70 opt	3,100 oz	294,000 oz

BD 2007 - Ecology Mining 1993 Lower (Natural Neighbor Est.)	82,400	NA	NA	NA	NA

BD 2007 - Ecology Mining 1993 Higher – (Min. Curve Est)	103,400	NA	NA	NA	NA

1990 Energy Fuels Internal Est. (Pratt to Andrus Memo)	132,540	0.031 opt	2.66 opt	NA	NA

2004 Wayne Ash Compilation	105,000	0.031 opt	2.85 opt	NA	NA

2002 Unico, Inc Compilation	123,000	0.040 opt	8.00 opt	NA	NA

TABLE 6 - UPPER DUMP, TAILINGS AND UPPER MINE EVALUATION – WAYNE ASH, 26 FEBRUARY 2009

Au value = $1,000	Est	Au	Ag	Recovery		$ Rec	$ Rec	$ Rec	Mill	Profit	Total
Ag value = $15.00	tons	opt	opt	Au%	Ag%	Au	Ag	Tot	cost/t	per ton	Profit

Donkey Dump fines	3,000	0.150	6.0	90	50	135.00	45.00	180.00	48.51	131.49	$394,470
Donkey Dump coarse	6,000	0.040	3.5	90	30	36.00	15.75	51.75	48.51	3.24	$19,440
Stamp Sands	8,000	0.080	3.5	80	30	64.00	15.75	79.75	48.51	31.24	$249,920
Hi-grade pile N. of mill	15,000	0.100	3.5	90	30	90.00	15.75	105.75	48.51	57.24	$858,600
Coarse Pile on Creek	1,000	0.060	3.5	90	30	54.00	15.75	69.75	48.51	21.24	$21,240
Upper Mine	100,000	0.100	3.5	90	30	90.00	15.75	105.75	48.51	57.24
Old Tailings	100,000	0.031	2.85	90	30	27.90	12.83	40.73	23.83	16.90	$1,689,500
										TOTAL	$3,233,170
Note: the Upper Mine category does not include development and mining cost

1.

At various locations in your disclosure, you use te terms mineral resource and/or resources in reference to mineralization.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure of quantity and quality estimates in SEC documents.  Please restrict your usage of this terminology.

Answer:  Again, the Deer Tail Mine is an historical mine and has an established history of profitably extracting mineral resources from the Deer Trail mines.  Our references to mineral resources are based on the continued mining of established workings in the mine.

Directors, Executive Officers and Corporate Governance, page 25

2.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many specific requirements related to working within this industry.  In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer die to management’s lack of experience in this industry.

Answer:  Wayne Ash, whose resume follows, is the President of Unico and all of management rely on his technical expertise for all aspects of the operation.   None the less, we have included a statement in the amended 10-K stating that there is a risk factor due to the fact that not all management has mining experience.

Wayne Ash, President and Mining Engineer – Mr. Ash has 46 years of wide-ranging international experience as a Professional Mining Engineer, and Manager of Engineering and Geology, Manager of Operations for base and precious metal mines.  In his early years Mr. Ash worked as an underground and open pit miner including Shift Boss.  Countries in which he has conducted major projects as both an employee and consultant include Canada, United States, Indonesia, Mexico, Central America, and South America.   His work includes simultaneous planning for as many as eight mines, safety training, underground mine design and development, reserve calculation, mill design and construction, and major feasibility and processing studies.  Some companies with which he has been associated include Canadian Johns-Manville, Hudson Bay Mining and Smelting, Northair Mines, Adtec Mining Consultants, Candorado, and.  Mr. Ash holds respective Mining Technician and Mining Engineering degrees from the Haileybury School of Mines (Ontario) and Michigan Technological University.  In addition to serving as President of Unico, Inc. since 2002 he is also been a Director of Mosquito Consolidated Gold Mines.

In connection with the response to your comments, Unico, Incorporated acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•

Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 619-209-6124.

Sincerely,

/s/ Mark Lopez

Mark Lopez

Chief Executive Officer

Unico, Incorporated